May 15, 2008

Diane J. Harrison
President
Cheetah Consulting, Inc.
6860 Gulfport Blvd. South, #161
St. Petersburg, Florida 33707

> **Re: Cheetah Consulting, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 14, 2008**
> **File No. 333-146209**

Dear Ms. Harrison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 2. We continue to believe that the amount of shares being registered for resale (100% of the total held by non-affiliates), along with the minimal consideration paid by the selling shareholders to acquire these shares, suggests that this is a primary offering with the selling stockholders acting as underwriters, rather than a resale, notwithstanding the length of time the shareholders have held their shares. The operation of Rule 144 and your representation that it is highly likely that your selling shareholders will

not sell all of their shares, or even a majority of their shares, do not change our view. Please revise the registration statement to reduce the number of shares registered for resale or to identify the selling shareholders as underwriters. If you proceed with this offering as a primary, naming the selling shareholders as underwriters, you will need to sell the shares at a fixed price for the duration of the offering because you are not eligible to do a primary at-the-market offering under Rule 415(a)(4).

Financial Statements for the year ended December 31, 2007

Notes to Financial Statements

Note G – Restatement, page F-9

2. We note your response to our prior comment 13. Your response did not address our comment, thus the comment will be reissued. Please tell us the nature of the Guaranteed Payments and your interest in Mergers & Acquisitions Intl. Network. In your response, tell us how you accounted for the Guaranteed Payments and your interest in Mergers & Acquisitions Intl. Network. Please reference the authoritative literature you relied upon.

Item 26. Recent Sales of Unregistered Securities

3. Our prior comment 14 asked for you to tell us why the change in par value on February 28, 2007 resulted in a change in the number of shares already issued and outstanding. Your answer to this comment seems to indicate that the February 28, 2007 change in par value was also accompanied by a forward stock split that is separate and apart from the one that occurred on March 31, 2007. Please confirm if there was a stock split that occurred on February 28, 2007, and if so, please amend your disclosure accordingly.

Exhibit 5.2

4. We note that in the consent for your legality opinion, counsel states that she does not consider Harrison Law, P.A. to be "experts" within the meaning of the Securities Act of 1933, as amended. We will not object if counsel does not admit that it is an expert within the meaning of Section 7; however, it is inappropriate for counsel to deny that it is an expert. Please file a revised legal opinion that removes the statement the counsel does not consider the firm to be an expert.

Exhibit 23.2

5.   Please have your auditors revise their consent to reference the Form S-1 instead of the Form SB-2 and to reference the years then ended instead of the year then ended.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick at 202-551-3295 or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director